

**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, DC 20549

# FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

November 9, 2007
*Date of report (Date of earliest event reported)*

# Petroleum Development Corporation
*Exact Name of Registrant as Specified in Charter*

| **Nevada** | **0-7246** | **95-2636730** |
|---|---|---|
| *State or Other Jurisdiction of Incorporation* | *Commission File Number* | *IRS Employer Identification Number* |

**120 Genesis Boulevard, Bridgeport, WV 26330**
*Address of Principal Executive Offices*

**304-842-3597**
*Registrant's telephone number, including area code*

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**No Change**
*Former Name or Former Address, if Changed Since Last Report*

**Item 7.01      Regulation FD Disclosure**

The Company has scheduled a conference call with investors on Friday, November 9, 2007, at 10:00 AM ET to discuss third quarter 2007 results and the outlook for the year.

The slide presentation, which will be used on this webcast, is attached herewith as Exhibit 99.

**EXHIBIT INDEX**

**Item 9.01.  Financial Statements and Exhibits.**

(c)        Exhibits.

        PRESENTATION:
            Petroleum Development Corporation, 2007 Third Quarter Results, November 9, 2007

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**PETROLEUM DEVELOPMENT CORPORATION**

Date:  November 9, 2007

By:    /s/ Richard W. McCullough
         Richard W. McCullough
         Chief Financial Officer





# Petroleum Development Corporation

## 2007 Third Quarter Results
## November 9, 2007

**Thomas E. Riley, President**

**Richard W. McCullough, Chief Financial Officer**

NASDAQ GSM: PETD



# Forward Looking Statements

This information contains predictions, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that its goals will be achieved.  Important factors that could cause actual results to differ materially from those included in the forward-looking statements include the timing and extent of changes in commodity prices for oil and gas, the need to develop and replace reserves, environmental risks, drilling and operating risks, risks related to exploration and development, uncertainties about the estimates of reserves, competition, government regulation and the ability of the Company to meet its stated business goals.

Continued on Slide 3

### Contact Information

**Investor Relations**
Petroleum Development Corporation
120 Genesis Boulevard
PO Box 26
Bridgeport, West Virginia 26330
Phone: 304.842.3597
Fax: 304.842.0913
www.petd.com



# Forward Looking Statements
## (Continued)



The SEC permits oil and gas companies to disclose in their filings with the SEC only proved reserves, which are reserve estimates that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. The Company uses in this presentation the terms "probable" and "possible" reserves, which SEC guidelines prohibit in filings of U.S. registrants. Probable reserves are unproved reserves that are more likely than not to be recoverable. Possible reserves are unproved reserves that are less likely to be recoverable than probable reserves. Estimates of probable and possible reserves which may potentially be recoverable through additional drilling or recovery techniques are by nature more uncertain than estimates of proved reserves and accordingly are subject to substantially greater risk of not actually being realized by the Company. In addition, the Company's production forecasts and expectations for future periods are dependent upon many assumptions, including estimates of production decline rates from existing wells and the undertaking and outcome of future drilling activity, which may be affected by significant commodity price declines or drilling cost increases.





# Richard W. McCullough
## Chief Financial Officer

4

# Company Snapshot



- ❖ **Market Cap (10/31/07)**
  - • **$677 million**

- ❖ **Estimated 2007 Year-end Proved Reserves**
  - • **650+ Bcfe***

- ❖ **3-P Reserves @ Year-end**
  - • **1+ TCFE****

- ❖ **Annual Production**
  - • **28 Bcfe (2007E)**

- ❖ **Diluted Average Shares Outstanding (2007)**
  - • **Down 7.5% from 2006**



**Rocky Mountains**

2006 Proved Reserves: 265.5 Bcfe
2006 Production: 14.1 Bcfe
2007E Production: 24 Bcfe

**Michigan Basin**

2006 Proved Reserves: 21.2 Bcfe
2006 Production: 1.4 Bcfe
2007E Production: 1.8 Bcfe

**Barnett Shale**

Exploratory project
Late 2007 drilling

**Appalachian Basin**

2006 Proved Reserves: 36.0 Bcfe
2006 Production: 1.5 Bcfe
2007E Production: 2.6 Bcfe

\* Reserves are based on internal Company estimates.
\*\* Reserves included in probable and possible categories do not meet the SEC definitions of proved reserves and may be subject to greater risk of recovery than reserves meeting SEC requirements.

# Third Quarter Highlights



- Record three month production of 7.72 Bcfe or almost 32 Bcfe annualized
  - Record nine month production of 19.5 Bcfe
  - On track with 28 Bcfe guidance for 2007
- Adjusted Cash Flow from Operations up substantially despite impact of lower realized prices*
- $31.6 million or approximately $120 million annualized
- Drilled 95 gross new wells including 4 in the Appalachian Basin
  - 80.8 net wells
  - 264 gross (220.4 net) wells for 9 months

* Adjusted cash flow from operations is defined as cash flow from operations before changes in assets and liabilities.  EBITDA is defined as Net Income + Interest, net + Income Taxes + Depreciation, depletion, amortization. These are non-GAAP measures.  See slide 25 for further information.



# Summary Financial Results
## ($ in millions, except for per share data)

| | Third Quarter | | Nine Months Ended Sep 30 | |
|---|---|---|---|---|
| | **2006** | **2007** | **2006** | **2007** |
| **Revenues** | $70.8 | $76.3 | $218.3 | $210.1 |
| **Total Expenses** | $58.2 | $66.4 | $175.9 | $192.4 |
| **Income from Operations*** | $340.6 | $9.9 | $370.4 | $43.3 |
| **Net Income*** | $210.9 | $4.5 | $229.8 | $25.0 |
| **Diluted Earnings Per Share*** | $13.33 | $0.30 | $14.32 | $1.68 |

*Includes $328 million in 2006 and $25.6 million in 2007 (9 months only) for gain on sale of leaseholds related to the Marathon lease sale.

See Slide 2 regarding Forward Looking Statement

# Investments Adding Value
## ($ In million, except for Mcfe Data)

- Results of investments in people & production

| Expense Category | Third Quarter | | Nine Months Ended Sep 30 | |
|---|---|---|---|---|
| | 2006 | 2007 | 2006 | 2007 |
| Oil & gas production & well ops. | $8.6 | $12.6 | $22.4 | $33.3 |
| *Per Mcfe* | *$1.99* | *$1.64* | *$1.84* | *$1.71* |
| General & administrative expense | $5.3 | $7.5 | $14.2 | $21.8 |
| *Per Mcfe* | *$1.24* | *$0.97* | *$1.17* | *$1.12* |
| DD&A | $8.3 | $20.4 | $22.5 | $50.9 |
| *Per Mcfe* | *$1.92* | *$2.64* | *$1.85* | *$2.61* |

# **Revenue**



- **Increased production at record levels**

- **Other factors impacting revenue**
  - Lower oil & natural gas prices ($1.33 per Mcfe)

- **Oil & gas sales up over $13 million**

- **RNG revenues down over $10 million, no real impact on margins**

9

# Net Income



- **3Q07 Net Income of $4.5 million**

- **Primary Drivers**
  - Increased Production
  - Lower prices
  - Increased DD&A
  - $5.3 million exploration expenses

- **Unit expense rate per Mcfe change from 2Q07**
  - Oil & gas production & well ops down 10%
  - G&A down 9%
  - DD&A down 2%

# Adjusted Cash Flow from Operations



- Continuing to grow significantly despite lower gas prices

- Adjusted cash flow from operations is defined as cash flow from operations before changes in assets and liabilities

See Slide 28 for GAAP Reconciliation

See Slide 2 regarding Forward Looking Statement

# EBITDA



- **Important non GAAP measure of pre-tax cash income**

- **Substantial growth (2002-2006 CAGR of 38% after adjustment of 2006 leasehold sale)**

- **EBITDA = Net Income + Interest, net + Income Taxes + Depreciation, depletion, amortization**

See Slide 28 for GAAP Reconciliation

# Diverse Energy Market Exposure

## Percentage of Production by Market

(Based on Mcfe)



Oil 21.6%

Nymex 12.4%

Michigan 5.9%

Northern Border 0.5%

Midcontinent 14.3%

Colorado 42.3%

Colorado Liquids 3.0%



# Thomas E. Riley
## President

# Continuing Our Success



- **Colorado Acquisitions - production and development opportunities**

- **Active development program**
  - **On existing and acquired properties**
  - **375 planned wells for 2007**

- **Operations enhancements**
  - **Piceance Basin Compression**
  - **Garden Gulch road completed**
  - **Codell recompletions and Niobrara refracs**

- **Acquired acreage and preparing to commence drilling in Barnett shale in late 2007**

- **Pennsylvania acquisition - production and development opportunities**

See Slide 2 regarding Forward Looking Statement



# Increasing Production



- Record 7.7 Bcfe 3Q07
- On track to meet 28 Bcfe annual guidance
- YTD Production by area
  - Rocky Mountains = 83.6%
    - 75.7% Natural Gas
    - 24.3% Oil
  - Appalachian Basin = 9.8%
  - Michigan = 6.6%

# Increasing Estimated Proved Reserves





- Anticipate greater than 650+ Bcfe proved reserves for YE 2007
  - Additions through both the drill bit and acquisitions
- Active areas primarily in Colorado - Piceance, Wattenberg and NECO
- Southwestern Pennsylvania acquisition

\* Reserves are based on internal Company estimates.

# Drilling Activity



# 2007 Actual vs. Production Forecast

**2007 Production Forecast**



- Estimated 2007 Production of 28 Bcfe
  - Nine month production of 19.5 Bcfe
- Estimated 2007 Exit Rate approximately 100 MMcfd
- Back-log of wells awaiting turn-in in Grand Valley, Wattenberg and NECO areas
- Challenge to meet production goal
  - Fourth qtr curtailment

# Enhancements to 2007 Operational Plan



- **Acquired 47 Bcfe of proved reserves in Southwestern Pennsylvania**

- **Increased net Grand Valley wells**

- **Drilling fewer net Wattenberg wells**
  - Originally modeled Codell only completions; actual wells are multi-zone completions (J-sand, Codell and Niobrara, as appropriate)
  - Increased CAPEX in Codell refracs and Niobrara recompletions

- **Reduced activity level in ND and reallocated capital**

# Development Plans



- **Grand Valley offset locations**

- **Wattenberg field locations (5th spot, rule 318A and 40 acre locations)**

- **Locations identified by seismic and offsets to producing wells in NE Colorado**

- **31.2 Bcfe in Southwestern Pennsylvania**

## Over 400 Bcfe of Probable and Possible Reserves for Future Development



Piceance Basin 57%

NE Colorado 19%

North Dakota 5%

Wattenberg Field 19%

\* See slide 3 regarding reserve estimate limitations.

See Slide 2 regarding Forward Looking Statement

# Southwestern Pennsylvania Acquisition



- **PETD closed the acquisition of Castle Gas Company assets**

  - **$53 million purchase price**
    - **$1.12 per Mcfe**

  - **Acquired majority interest in 760 natural gas wells located in southwestern Pennsylvania**
    - **Current daily production of 3,000 Mcfe/d**

  - **Highly predictable, low risk drilling**
    - **47 Bcfe of proved reserves**



- **15.8 Bcfe net Proved Developed Producing**

- **31.2 Bcfe net Proved Undeveloped**

# Key Value Drivers



- **Proven Track Record**
    - **5-year 850% return to shareholders**
    - **66% year-over-year production growth**
    - **55% year-over-year reserve growth**

- **Visible Built-in-Growth**
    - **More than 1 Tcfe of 3P reserves provides significant near-term growth potential**
    - **Large multi-year, low risk drilling inventory**
    - **Recently added 47 Bcfe of proved reserves in Southwestern Pennsylvania (15.8 Bcfe producing)**

- **Strong Financial Position**
    - **Strong balance sheet**
    - **Debt-to-cap 26%**





# Supplemental Data

# 2007 Production Forecast

## 2007 Forecast by Area (MMcfe)

| Area | 1Q Actual | 2Q Actual | 3Q Actual | Forecast | | | | |
|---|---|---|---|---|---|---|---|---|
| | | | | 1Q | 2Q | 3Q | 4Q | 2007 |
| Rocky Mountain | 4,290 | 5,322 | 6,683 | 4,435 | 5,041 | 6,794 | 7,405 | 23,675 |
| Appalachian | 617 | 687 | 610 | 625 | 640 | 680 | 689 | 2,634 |
| Michigan | 426 | 427 | 428 | 415 | 424 | 456 | 459 | 1,754 |
| Company Total | **5,333** | **6,436** | **7,721** | **5,475** | **6,104** | **7,931** | **8,553** | **28,063** |

## Rocky Mountain Forecast by Area (MMcfe)

| Area | 1Q Actual | 2Q Actual | 3Q Actual | Forecast | | | | |
|---|---|---|---|---|---|---|---|---|
| | | | | 1Q | 2Q | 3Q | 4Q | 2007 |
| Wattenberg | 2,209 | 2,623 | 2,963 | 2,314 | 2,586 | 3,149 | 3,361 | 11,410 |
| Grand Valley | 1,246 | 1,590 | 2,622 | 1,064 | 1,245 | 2,086 | 2,094 | 6,490 |
| NECO | 677 | 942 | 960 | 834 | 954 | 1,203 | 1,492 | 4,483 |
| North Dakota | 158 | 165 | 138 | 224 | 256 | 355 | 458 | 1,293 |
| Rocky Mountain Total | **4,290** | **5,321** | **6,683** | **4,435** | **5,041** | **6,794** | **7,405** | **23,675** |

**Forecasted numbers are from presentation to Analysts on January 22, 2007**

**Major Operating Area Highlights**
- **Wattenberg Area production shortfall due to weather related issues, production not "lost" but delayed**
- **Grand Valley production positively impacted by facility improvements and greater # of wells inline**
- **NECO Area production difference due to fewer wells inline than anticipated**

# EBITDA & Adjusted Cash Flow from Operations Reconciliation

**($ in thousands)**

| EBITDA | 2002 | 2003 | 2004 | 2005 | 2006 | 9/30/2007 | 3Q06 | 3Q07 |
|---|---|---|---|---|---|---|---|---|
| Net Income | $8,881 | $20,413 | $33,228 | $41,452 | $237,772 | $25,011 | $210,884 | $4,459 |
| Interest, (net) | 1,257 | 626 | 53 | (681) | (5,607) | 2,766 | (3,109) | 2,082 |
| Income Taxes | 3,186 | 11,934 | 20,250 | 24,676 | 149,637 | 15,511 | 132,795 | 3,326 |
| Depreciation | 12,602 | 15,313 | 18,156 | 21,116 | 33,735 | 50,857 | 8,300 | 20,354 |
| EBITDA | $25,926 | $48,286 | $71,687 | $86,563 | $415,537 | $94,145 | $348,870 | $30,221 |

Management believes EBITDA is relevant because it is a measure of cash available to fund the Company's capital expenditures and service its debt and is a widely used industry metric which allows comparability of our results with our peers.

| Adjusted Cash Flow Operations | 2002 | 2003 | 2004 | 2005 | 2006 | 9/30/2007 | 3Q06 | 3Q07 |
|---|---|---|---|---|---|---|---|---|
| Net Cash Provided by Operating Activities | $28,173 | $73,608 | $73,301 | $112,372 | $67,390 | ($32,800) | $2,632 | $43,585 |
| Changes in Assets & Liabilities to Operations | (2,875) | (26,691) | (10,786) | (38,815) | (37,554) | 101,003 | (2,497) | (11,947) |
| Adjusted Cash Flow from Operations | $25,298 | $46,917 | $62,515 | $73,557 | $29,836 | $68,203 | $135 | $31,638 |

Management believes Adjusted Cash Flow from Operations is relevant because it is a measure of cash available to fund the Company's capital expenditures and service its debt. Management also believes Adjusted Cash Flow from Operations is a useful measure for estimating the value of the Company's operations.





# Petroleum Development Corporation

## 2007 Third Quarter Results
## November 9, 2007

**Thomas E. Riley, President**

**Richard W. McCullough, Chief Financial Officer**

NASDAQ GSM: PETD